UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On May 6, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced that it has entered into an Amendment Deed with Animoca Brands Corporation Limited (ACN: 122 921 813) (“Animoca Brands”) and the Company’s Chairman and Chief Executive Officer, Alexander King Ong Kong (the “Amendment Deed”), extending the exclusivity period under the previously disclosed term sheet (“Term Sheet”) for their previously announced proposed reverse merger (the “Proposed Transaction”) from three months from the original execution date to June 30, 2026.

As previously disclosed, on November 2, 2025, Currenc and Animoca Brands entered into a non-binding term sheet pursuant to which Currenc would acquire the entire equity interest of Animoca Brands by way of an Australian scheme of arrangement. Under the terms of the Proposed Transaction, shareholders of Animoca Brands would collectively own approximately 95% of the outstanding shares of the merged entity, with existing Currenc shareholders retaining the remaining 5%. The resulting entity is expected to operate under the Animoca Brands name. Closing is targeted for the third quarter of 2026, with a long stop date of December 31, 2026, which may be extended by an extra 6 months upon mutual agreement.

A copy of the Company’s press release dated May 6, 2026 announcing the Amendment Deed is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the Amendment Deed is furnished as Exhibit 99.2 to this Report on Form 6-K. The Term Sheet and the Amendment Deed are non-binding and the terms described therein remain subject to the negotiation and execution of definitive documentation. The descriptions of the Term Sheet and the Proposed Transaction in this Report on Form 6-K and in Exhibit 99.1 do not purport to be complete and are qualified in their entirety by reference to the Amendment Deed furnished as Exhibit 99.2 and to the definitive agreements, if and when executed.

This Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the Proposed Transaction, the anticipated structure and timing of the Proposed Transaction, expected ownership percentages, listing and governance expectations, contemplated restructuring and divestiture activities, and pre-closing financing activities. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

The information furnished in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 6, 2026, titled “Currenc Group Announces Extension of Exclusivity Period for Proposed Reverse Merger with Animoca Brands Corporation Limited”.
99.2	Amendment Deed, dated May 5, 2026, by and between Currenc Group Inc., Animoca Brands Corporation Limited, and Alexander King Ong Kong.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 6, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer